EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
In thousands, except share data	2016	2015	2014	2013	2012
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,508	$37,918	$40,066	$40,825	$39,175
Other Interest	3,404	3,173	2,718	2,709	2,314
Amortization of Debt Discount and Expense	1,671	1,760	1,963	1,877	1,848
Interest Portion of Rentals	2,048	1,976	2,302	1,910	1,864
Total Fixed Charges, as defined	41,631	44,827	47,049	47,321	45,201
Earnings, as defined:
Net Income	58,895	53,703	58,692	60,538	58,779
Taxes on Income	40,714	35,753	41,643	41,705	43,403
Fixed Charges, as above	41,631	44,827	47,049	47,321	45,201
Total Earnings, as defined	$141,240	$134,283	$147,384	$149,564	$147,383
Ratios of Earnings to Fixed Charges	3.39	3.00	3.13	3.16	3.26